Filed as EDGAR Correspondence
December 21, 2010
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Mr. H. Christopher Owings

Re:	Hastings Entertainment, Inc. (the “Company” or “we”)
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed April 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 22, 2010
Form 10-Qs for the Fiscal Quarters Ended April 30, 2010, July 31, 2010 and
October 31, 2010
Filed June 2, 2010, August 25, 2010 and December 3, 2010
File No. 000-24381
Dear Mr. Owings:
     We received your comment letter dated December 17, 2010 regarding the above-referenced filings. As discussed with Ms. Angie Kim, we will respond to your comment letter on or before January 18, 2010.
     Please do not hesitate to contact me at (806) 677-1402 if you have any questions.

Sincerely,
/s/ Dan Crow
Dan Crow
Chief Financial Officer Hastings Entertainment, Inc.